Exhibit 99.118

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company:

DeFi Technologies Inc. (“DeFi” or the “Company”)

198 Davenport Road

Toronto, Ontario

M5R 1J2

ITEM 2	Date of Material Change:

March 3, 2025

ITEM 3	News Release:

A news release was issued by the Company on March 3, 2025 and subsequently filed on SEDAR.

ITEM 4	Summary of Material Change:

The Company announced the appointment of Chase Ergen to its board of directors.

ITEM 5	Full Description of Material Change:

The Company announced the appointment of Chase Ergen to its board of directors.

The Company also announced that Krisztian Toth has resigned as a member of the board of directors.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

Not applicable.

ITEM 8	Executive Officer:

Olivier Roussy Newton

Chief Executive Officer

olivier@defi.tech

ITEM 9	Date of Report:

March 3, 2025